UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of March 2021

The following exhibits are furnished herewith:

Exhibit 99.1	CNH Industrial N.V. Notice of the Annual General Meeting of Shareholders to be held on April 15, 2021
Exhibit 99.2	CNH Industrial N.V. Annual General Meeting of Shareholders April 15, 2021 Agenda and Explanatory Materials
Exhibit 99.3	2021 Annual General Meeting of Shareholders Proxy Cards
Exhibit 99.4	Press release, dated March 3, 2021, titled: “CNH Industrial N.V. files 2020 Annual Report on Form 20-F and publishes 2020 EU Annual Report; calling of the Annual General Meeting”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going

Name: Michael P. Going
Title: Corporate Secretary

March 3, 2021

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1 Exhibit 99.2 Exhibit 99.3 Exhibit 99.4

CNH Industrial N.V. Notice of the Annual General Meeting of Shareholders to be held on April 15, 2021

CNH Industrial N.V. Annual General Meeting of Shareholders April 15, 2021 Agenda and Explanatory Materials

2021 Annual General Meeting of Shareholders Proxy Cards

Press release, dated March 3, 2021, titled: “CNH Industrial N.V. files 2020 Annual Report on Form 20-F and publishes 2020 EU Annual Report; calling of the Annual General Meeting”